(m)(2)(i)

AMENDED SCHEDULE A

with respect to the

FIFTH AMENDED AND RESTATED SERVICE AND DISTRIBUTION PLAN

for
VOYA MUTUAL FUNDS
CLASS C SHARES
Maximum Combined Service and
Distribution Fees
Fund(s)	(as a percentage of average daily net assets)
Voya Global Bond Fund	1.00%
Voya Global High Dividend Low Volatility
Fund	1.00%
Voya Multi-Manager Emerging Markets
Equity Fund	1.00%
Voya Multi-Manager International Small Cap
Fund	1.00%

Last updated: November 14, 2024